Worldwide Pipeline Rehabilitation	702 Spirit 40 Park Dr. Chesterfield, MO 63005 www.insituform.com	David F. Morris Vice President & General Counsel Phone: 636-530-8020 Fax: 636-530-8701 E-mail: dmorris@insituform.com

February 23, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Via EDGAR

Re:	Insituform Technologies, Inc. (the “Company”) Annual Report on Form 10-K

Ladies and Gentlemen:

Pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended, and Rules 100 and 101 of Regulation S-T under the Securities Act of 1933, as amended, transmitted herewith for filing with the Commission via EDGAR is the Company’s Annual Report on Form 10-K for the year ended December 31, 2005. Please be advised that no new accounting principles were adopted by the Company during 2005.

If you have any questions concerning this filing, please feel free to call the undersigned at (636) 530-8020. Thank you.

Very truly yours,

/s/ David F. Morris

David F. Morris
Vice President, General Counsel & Secretary